UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIZIO Holding Corp.

(Name of Issuer)

 Class A common stock, par value US$0.0001 per share

(Title of Class of Securities)

92858V101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92858V101	Schedule 13G

1		NAMES OF REPORTING PERSONS AmTRAN Technology Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,790,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,790,256
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,790,256
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.32% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The percentage ownership is calculated based upon 117,635,809 shares of Class A common stock outstanding as of November 4, 2022 as reported in VIZIO Holding Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 9, 2022.

CUSIP NO. 92858V101	Schedule 13G

Item 1(a)	Name of Issuer:

VIZIO Holding Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

39 Tesla

Irvine, California 92618

Item 2(a)	Name of Person Filing:

AmTRAN Technology Co. Ltd.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

17F, No. 268, Lian Chen Rd.,

Jhonghe City, Taipei County,

Taiwan, R.O.C.

Item 2(c)	Citizenship:

Taiwan

Item 2(d)	Title of Class of Securities:

Class A common stock, par value US$0.0001 per share

Item 2(e)	CUSIP Number:

92858V101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________.

CUSIP NO. 92858V101	Schedule 13G

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,790,256

(b)	Percent of class: 8.32%

The percentage ownership is calculated based upon 117,635,809 shares of Class A common stock outstanding as of November 4, 2022 as reported in VIZIO Holding Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 9, 2022.

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 9,790,256

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 9,790,256

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP NO. 92858V101	Schedule 13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

AmTRAN Technology Co. Ltd.

By: /s/ Alph Wu

Name: Alph Wu

Title: Chairman/CEO